

March 19, 2014

Via E-mail
Mr. J. Kevin Willis
Vice President and Chief Financial Officer
Ashland Inc.
50 East River Center Boulevard
Covington, Kentucky 41012

> **RE:** **Ashland Inc.**
> **Form 10-K for the Year Ended September 30, 2013**
> **Filed November 27, 2013**
> **Form 10-Q for the Period Ended December 31, 2013**
> **Filed January 30, 2014**
>
> **File No. 1-32532**

Dear Mr. Willis:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year ended September 30, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Out of Period Adjustments, page M-18

2. Fiscal year 2013 included inventory valuation charges related to the Elastomers line of business of approximately $20 million, of which $12 million related to 2012 and $8 million related to 2013. We also note you determined that you had a material weakness as a result of not maintaining effective internal controls over the valuation of inventory for the Elastomers line of business. Given that the $12 million related to 2012 represents approximately 86% of the loss from continuing operations before income taxes for 2012, please help us understand how you determined it was appropriate to record this adjustment amount in 2013. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N.

Critical Accounting Policies

Employee Benefit Obligations, page M-31

3. As you note, operating income for each period has been significantly affected by the immediate recognition of the change in the fair value of plan assets and net actuarial gains and losses for defined benefit pension plans and other postretirement benefit plans. For 2013, you recorded a gain of $498 million compared to operating income of $1.2 billion. In this regard, please address the following:
   - Please expand your disclosures to better explain the specific factors that resulted in the gain amount recorded during 2013. In this regard, your disclosures on page M-32 indicate that the gain was primarily attributable to the change in discount rate and other actuarial assumptions. We note that the discount rate used to determine your expense for 2013 decreased from 4.76% for 2012 to 3.70% in 2013. As you show in your table on page M-33, a decrease in the discount rate would typically result in an increase in pension costs rather than a decrease in pension costs. Please advise and correspondingly expand your disclosures; and
   - During 2013, you elected to use the above mean yield curve which resulted in higher discount rates than if you had used the prior yield curve. Please help us better understand the differences between the two yield curves used and your basis for changing the yield curve used.

4. Please also include the expected rate of return in your table showing the impact of a one percentage point change in assumptions related to pension and postretirement expense.

Goodwill, page M-29

5. Please help us better understand how you determined what your reporting units are pursuant to ASC 350-20-35-33 through 35-38, including if you are aggregating

components of an operating segment to arrive at your reporting units. It appears that certain of your operating segments consist of multiple businesses. For example, we note the Elastomers business within the Performance Materials operating segment and the guar-based products business within the Specialty Ingredients operating segment. We also note that certain businesses within the Performance Materials operating segment represent separate reporting units. Please help us understand why all businesses within an operating segment do not in a similar manner reflect separate reporting units.

Form 10-Q for the Period Ended December 31, 2013

Management's Discussion and Analysis

Key Developments

Divestitures, page 27

6. During the quarter ended December 31, 2013, you announced a formal sale process is currently undergoing for both Water Technologies and the Elastomers business. Please tell us what consideration you gave to ASC 205-20 and ASC 360-10-45-9 in determining whether these businesses should be reflected as assets held for sale and correspondingly discontinued operations.

Global Restructuring, page 27

7. Please help us better understand the impact the restructuring will have on your operating and reportable segments pursuant to ASC 280. In this regard, we note that you will have three commercial units, which will consist of Specialty Ingredients, Performance Materials, and Valvoline. Specialty Ingredients will be organized in two businesses while Performance Materials will comprise of three businesses. Please also revise your disclosures to better explain how you determine your reportable segments, including whether operating segments have been aggregated. Refer to ASC 280-10-50-21(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. J. Kevin Willis
Ashland Inc.
March 19, 2014
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief